Exhibit 99.1

Press release

WiLAN Acquires Irrigation Technology Patents and Revenue Stream

OTTAWA, Canada – April 16, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that a subsidiary has entered into a partnership agreement with the inventors of patented technologies that relate to the operation of irrigation control systems.

Under the terms of the agreement, WiLAN has assumed responsibility for licensing a patent portfolio with demonstrated market value. The portfolio has already been licensed and pursuant to the partnership agreement, WiLAN will receive the future revenue stream generated by all existing running royalty agreements. WiLAN will share, with the vendor, future revenues generated by new licenses to the portfolio. The Company did not pay any money up front for rights to the portfolio. Revenues from this agreement are expected to begin contributing to WiLAN’s revenue stream in the second quarter of 2014.

“This partnership is one example of the many patent portfolios in diverse markets that are being offered to WiLAN by inventors and companies seeking the right partner to license their inventions,” said Jim Skippen, President & CEO. “With a solid licensing track record, including over 280 companies licensed and an estimated three quarters of a billion dollars in bookings generated to date, WiLAN is the right licensing partner for many patent owners.”

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 280 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 4,000 issued or pending patents. For more information: www.wilan.com.

www.wilan.com	© copyright Wi-LAN 2014	1

Press release

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will receive”, “will share”, “generated by”, “are expected to begin”, “to license” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2014	2